

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

July 30, 2009

Steven M. Sterin
Senior Vice President and Chief Financial Officer
Celanese Corporation
1601 West LBJ Freeway
Dallas, Texas 75234

      RE: Celanese Corporation
              Form 10-K for Fiscal Year Ended December 31, 2008
              Form 10-Q for Fiscal Quarter Ended March 31, 2009
              File No. 1-32410

Dear Mr. Sterin:

We have reviewed your response letter dated July 13, 2009 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

<u>Financial Statements</u>

<u>15. Benefit Obligations, page F-26</u>

2. We have read your response to comment four from our letter dated June 26, 2009. Paragraph 7 of SFAS 132(R) states that a U.S. reporting entity may combine

disclosures about pension plans or other postretirement benefit plans outside the U.S. with those for U.S. plans unless the benefit obligations of the plans outside the U.S. are significant relative to the total benefit obligation and those plans use significantly different assumptions. We continue to have difficulty in understanding how you determined that 14% of your total pension plan benefit obligations is not significant. Please further advise. You state that you will enhance your disclosures to demonstrate the materiality of the US versus non-US pension plans and other postretirement benefit. Please show us what these additional disclosures will look like.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief